As filed with the Securities and Exchange Commission on October 11, 2018
File No. 333-226105; 811-21582

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __	[ ]

Post-Effective Amendment No. 1	[ X]
(Check appropriate box or boxes)
MADISON COVERED CALL & EQUITY STRATEGY FUND
(Exact Name of Registrant as Specified in Charter)
550 Science Drive
Madison, Wisconsin 53711
(Address of Principal Executive Offices) (Zip Code)
Registrant’s Telephone Number, including Area Code: (800) 767-0300
Kevin S. Thompson, Esq.
Chief Legal Officer and Assistant Secretary of Registrant
550 Science Drive
Madison, Wisconsin 53711
(Name and Address of Agent for Service)

Copies to:
Pamela M. Krill
Godfrey & Kahn, S.C.
One East Main Street, Suite 500
Madison, Wisconsin 53703

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.
-------------------------------------------------------------------------------------------------------------------------------

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information filed with the Securities and Exchange Commission (the "SEC") on August 29, 2018 pursuant to Rule 497(b) of the Securities Act of 1933, as amended, are incorporated herein by reference.

This Post-Effective Amendment is being filed for the purpose of filing the final tax opinion as Exhibit 12 to this Registration Statement on Form N-14.

PART C
MADISON COVERED CALL & EQUITY STRATEGY FUND
OTHER INFORMATION
ITEM 15. Indemnification

The governing documents of the Registrant provide that the Registrant will indemnify its Trustees and officers and may indemnify its employees or agents against liabilities and expenses incurred in connection with litigation in which they may be involved because of their positions with the Fund, to the fullest extent permitted by law. However, nothing in the governing documents of the Registrant protects or indemnifies a Trustee, officer, employee or agent of the Registrant against any liability to which such person would otherwise be subject in the event of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her position.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. Exhibits

1.
Amended and Restated Declaration of Trust of Registrant dated May 6, 2004 as Amended and Restated effective January 1, 2013 (incorporated by reference to the Form N-14 Registration Statement filed on June 1, 2017; File Nos. 333-218409 and 811-21582).

2.	Fourth Amended and Restated By-Laws effective January 1, 2013 (incorporated by reference to the Form N-14 Registration Statement filed on June 1, 2017; File Nos. 333-218409 and 811-21582).

3.	Not applicable.

4.	Form of Agreement and Plan of Merger (included as Exhibit A of Part A of this Form N-14 Registration Statement).

5.	Instruments Defining Rights of Security Holders are incorporated by reference to Exhibits 1 and 2, above.

6.	(a)
Investment Advisory Agreement between Registrant and Madison Asset Management, LLC (“MAM”) dated January 1, 2013 (incorporated by reference to the Form N-14 Registration Statement filed on June 1, 2017; File Nos. 333-218409 and 811-21582).

(b)	Services Agreement between Registrant and MAM dated January 1, 2013 (incorporated by reference to the Form N-14 Registration Statement filed on June 1, 2017; File Nos. 333-218409 and 811-21582).

7.	Not applicable.

8.	Not applicable.

9.
Custody Agreement between Registrant and State Street Bank and Trust Company dated January 1, 2013 (incorporated by reference to the Form N-14 Registration Statement filed on June 1, 2017; File Nos. 333-218409 and 811-21582).

10.	Not applicable

11.	Opinion and Consent of Counsel Regarding Legality of Shares to be Issued (incorporated by reference to the Form N-14 Registration Statement filed on August 29, 2018; File Nos. 333-226105; 811-21582).

12.	Opinion (and Consent) of Counsel on Tax Matters - (filed herewith).

13.	Other Material Contracts

(a)	Stock Transfer Agency Agreement (incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2/A filed on July 26, 2004; File Nos. 333-115386 and 811-21582).

(b)
First Amendment to the Services Agreement for Transfer Agent Services dated as of May 1, 2013 between the Registrant and Computershare, N.A. (incorporated by reference to the Form N-14 Registration Statement filed on June 1, 2017; File Nos. 333-218409 and 811-21582).

14.	Consent of Deloitte & Touche LLP (incorporated by reference to the Form N-14 Registration Statement filed on August 29, 2018; File Nos. 333-226105; 811-21582).

15.	Not applicable.

16.	Powers of Attorney of the Trustees of the Registrant (incorporated by reference to the Form N-14 Registration Statement filed on August 29, 2018; File Nos. 333-226105; 811-21582).

17.	(a)	Form of Proxy Card for MSP (incorporated by reference to the Form N-14 Registration Statement filed on August 29, 2018; File Nos. 333-226105; 811-21582).

(b)	Form of Proxy Card for MCN (incorporated by reference to the Form N-14 Registration Statement filed on August 29, 2018; File Nos. 333-226105; 811-21582).
(c)
Code of Ethics of Madison Investment Holdings, Inc. and Affiliates, Madison Funds, Ultra Series Fund, Madison Covered Call & Equity Strategy Fund, and Madison Strategic Sector Premium Fund (incorporated by reference to the Form N-14 Registration Statement filed on July 9, 2018; File Nos. 333-226105 and 811-21582).

(d)
Nominating and Governance Committee Charter Amended and Restated effective May 8, 2018 (incorporated by reference to the Form N-14 Registration Statement filed on July 9, 2018; File Nos. 333-226105 and 811-21582).

ITEM 17. Undertakings

1.
The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended (the “1933 Act”), the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2.
The undersigned Registrant agrees that every prospectus that is filed under paragraph 1 above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

3.
The undersigned Registrant undertakes to file the opinion of counsel supporting the tax consequences of the proposed reorganization required by Item 16(12) of Form N-14 through an amendment to this registration statement within a reasonable time after the closing of the Merger.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison and State of Wisconsin on the 11th day of October, 2018.

MADISON COVERED CALL & EQUITY STRATEGY FUND
(Registrant)
By:    /s/ Katherine L. Frank
Katherine L. Frank
President
Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Katherine L. Frank Katherine L. Frank	President (principal executive officer)	October 11, 2018

/s/ Greg D. Hoppe Greg D. Hoppe	Treasurer (principal financial officer & principal accounting officer)	October 11, 2018

* James R. Imhoff, Jr.	Trustee	October 11, 2018

* Steven P. Riege	Trustee	October 11, 2018

* Richard E. Struthers	Trustee	October 11, 2018

*By:    /s/ Kevin S. Thompson
Kevin S. Thompson
Pursuant to Power of Attorney (see Exhibit 16 to this Form N-14 Registration Statement).

EXHIBIT INDEX

Exhibit No.    Description of Index

(12)         Opinion (and Consent) of Counsel on Tax Matters